February 3, 2016

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Matthew Crispino, Attorney-Advisor

Re:	Perion Network Ltd. (the "Company")
Registration Statement on Form F-3 filed on December 29, 2015
File No. 333-208785 (the "Form F-3")

Dear Mr. Crispino:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated January 21, 2016, regarding the captioned filing by the Company.

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

1.
We note your disclosure on page 61 of your Form 20-F for the fiscal year ended December 31, 2014 that as of April 13, 2015, U.S. holders were holders of record of approximately 99.5% of your outstanding shares. We also note your letter dated June 29, 2011, regarding your Form F-3 filed on May 31, 2011 (File No. 333-172722) providing us with your analysis supporting your conclusion that you were a foreign private issuer and, thus, eligible to use Form F-3. Please provide us with an updated analysis that presents the facts that you relied upon in reaching your conclusion that you do not meet any of the conditions in paragraph (1)(ii) of the foreign private issuer definition in Rule 405. For example, please tell us the citizenship and residence of each of your managers and directors. Disclose where your assets are located. Lastly, describe the factors you considered in concluding that your business is principally administered in Israel.

Response

The Company respectfully advises the Staff that the Company is a non-governmental Israeli company and that as of June 30, 2015, the majority of the executive officers (five of nine) or directors (four of seven) of the Company were not United States citizens or residents, as set forth in the tables below. In addition, as of June 30, 2015, the business of the Company was administered principally in Israel as its corporate headquarters, Chief Executive Officer, Chief Financial Officer, five of its seven other executive officers and six of its seven directors were located in Israel and all of the meetings of its board of directors (and committees thereof) and shareholders are held in Israel. Finally, based on an analysis of the Company's consolidated balance sheet as of June 30, 2015, 17% of the Company's assets were located in the United States, and 83% of its assets were located in other countries. As a result, pursuant to Rule 405 of Regulation C, the Company is a foreign private issuer.

Name of Director	U.S. Citizen	U.S. Resident
Tamar Gottlieb	No	No
Dror Erez	No	No
Alan Gelman	Yes	No
Roy Gen	No	No
David Jutkowitz	Yes	No
Avichay Nissenbaum	No	No
Michael Vorhaus	Yes	Yes

Name of Executive Officer	Title	U.S. Citizen	U.S. Resident
Josef Mandelbaum	Chief Executive Officer	Yes	No
Yacov Kaufman	Chief Financial Officer	Yes	No
Limor Gershoni Levy	Senior Vice President, General Counsel	No	No
Shai Gottesdien	General Manager, Perion Mobile Marketing Division	No	No
Yuval Hamudot	General Manager, Consumer Product Division	No	Yes
Dana Maor	Senior Vice President, Human Resources	No	No
Amir Nahmias	General Manager, CodeFuel Division	No	No
Micki Kolko	Chief Technology Officer	No	No
Michael Waxman-Lenz	Chief Strategy Officer	Yes	Yes

2.	Please revise to include updated interim financial statements for Interactive Holding Corp pursuant to Rule 3-12(a) of Regulation S-X.

Response

The Company respectfully informs the Staff that pursuant to Rule 3-12(f) of Regulation S-X, the Company, as a foreign private issuer, may file financial statements whose age is specified in Item 8.A of Form 20-F.  According to Section A.5 of said Item 8.A, if a registration statement is dated more than nine months after the end of the last audited financial year, it should contain consolidated interim financial statements covering at least the first six months of the financial year.  The filing of more current interim financial information is required by said Section A.5 only if the Company has published, as of the date of the registration statement, interim information that covers a more current period than those otherwise required by the above standard.

The Company included in the F-3 (by way of incorporation by reference to a Form 6-K filed on December 31, 2015) the consolidated financial statements of Interactive Holding Corp. as of and for the six months ended June 30, 2015.  The only more current financial information of Interactive Holding Corp. that was published by the Company is the revenues and adjusted EBITBA of Interactive Holding Corp. for the nine months ended September 30, 2015, which the Company published on December 1, 2015 via a press release and Form 6-K.   The Company has amended the Form F-3 to incorporate such information by reference.

3.
Please tell us what consideration has been given to providing financial statements and pro forma financial information for the Grow Mobile acquisition pursuant to Rule 3-05 and Article 11 of Regulation S-X. Provide the significance computations set forth in Rule 1-02(w) to support your conclusions. Refer to Item 5(b)(1) of Form F-3.

Response

The Company did not provide financial statements and pro forma financial information for the Grow Mobile acquisition because none of the conditions set forth in Rule 1-02(w) of Regulation S-X exceeded 20%.  Specifically, the investment test was 18%, the assets test was 4% and the income test was 0.2%.

4.
With respect to the additional ordinary shares issuable under the terms of your securities purchase agreement with J.P. Morgan Investment Management, Inc. at a market-priced adjustment rate, please confirm your understanding that share issuances in excess of the amount set forth in the registration fee table are not covered by Rule 416. Please refer to Question 213.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Response

The Company confirms that such additional issuance is not covered by Rule 416.

*     *     *

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-73-398-1289, if you have any questions or require additional information.

Sincerely, /s/ Yacov Kaufman Yacov Kaufman Chief Financial Officer

cc:	Limor Gershoni Levy, Senior VP and General Counsel
Richard H. Gilden, Kramer Levin Nafalis & Frankel LLP
Adam M. Klein, Goldfarb Seligman & Co.